

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2011

Mr. Limin Li
Chief Executive Officer
VisionChina Media Inc.
1/F Block No. 7 Champs Elysees
Nongyuan Road, Futian District
Shenzhen 518040
People's Republic of China

> **Re: VisionChina Media Inc.**
> **Amendment No. 2 to the Form 20-F for fiscal year ended December 31, 2009**
> **Filed June 23, 2010**
> **File No. 001-33821**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Unless otherwise indicated, please amend your filing to include the requested information.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment eight in your letter dated March 22, 2011, that all of you local operating partners are affiliates or subsidiaries of state-owned television stations operating under the SARFT. The senior management of the state-owned television stations consists of appointed government officials. The competent government authority grants state-owned television stations the authority to review and approve the broadcasting advertisements. Please revise your filing to make clear that this is the case and expand risk factor disclosure with specificity on point where appropriate.

Risk Related to Our Company and Our Industry, page 6

We have incurred net losses in the past and may incur losses in the future, page 7

2. We note your response to comment two in our letter dated February 8, 2011 and your discussion in this response regarding non-disclosure of certain terms in your exclusive

agency agreements that were heavily negotiated, disclosure of which would create a competitive disadvantage. Please discuss whether the escalation clause percentage increases in these contracts are capped. If so, disclose how many of these contracts include a maximum cap and how many do not. Please file these contracts as material contracts. See Form 20-F, Instructions as to Exhibits, 4(b)(ii).

3. We note your response to comment three in our letter dated February 8, 2011 including your statement that there is no standard practice in your industry regarding the annual changes in media cost. Tell us if the use of escalation clauses, specifically, is a standard practice in your industry. Also, tell us about the duration of the escalation clauses in your contracts generally, for example, if they last for the entire length of the contract or a shorter period. We note on page seven of your revised disclosure that the terms of your media contracts typically range from three to eight years. Tell us if all of your contracts contain an escalation clause, or not, and the number of contracts with and without this clause. We note that the terms of each agreement depend on individual negotiation of each contract.

Our local operating partners may be ordered to stop their operation…, page 8

4. We note your response to comment five in our letter dated February 8, 2011. Please provide us with the reasoning for your conclusion that you will be competitively harmed by the loss of negotiating power with local operating partners, advertising clients and competitors by the disclosure of percentage revenues earned in each city where you operate. Please disclose your percentage revenues from each city. Alternatively, provide a detailed analysis and example about how these respective parties will determine prices, unused capacity and media costs paid through disclosure of percentage of total revenues by city resulting in competitive disadvantage.

Our local digital mobile television operating partners' incomplete application…, page 9

5. We note your response to comments six, seven and eight in our letter dated February 8, 2011. Amend your disclosure to discuss specifically what fees, penalties or sanctions you may be subject to should the SAIC determine your business does constitute outdoor advertising. Lastly, revise your disclosure to discuss the timeline for renewal or new approval of your SAIC registrations should the PRC authorities determine you are required to have SAIC approval.

6. We note your response to comment eight in our letter dated February 8, 2011. In the second half of this paragraph you state, as one example, that "[y]our exclusive agency agreements with each of our local operating partners require them to comply…" On page three you refer to local operating partners as both local television stations that are direct investment entities, and mobile digital television operating companies that engage in

exclusive agency agreements. Please revise the risk factor title and your disclosure to clearly state throughout this section whether you are referring to local television stations or to your local mobile digital television operating companies.

7. In light of the previous comment, please discuss any agreements in place to direct your direct investment entities to comply with all relevant laws and regulations, including obtaining any approvals necessary to legally provide advertising time to you. Disclose whether they are in writing. We note your statement both in your disclosure and in your response that your local operating partners have "expressed a willingness" to fully comply with PRC law. Please tell us in greater detail what this means.

If SARFT determines that the regulations on radio and television advertising…, page 10

8. We note your response to comment nine in our letter dated February 8, 2011 including that your PRC legal counsel has advised you that the provisions of the SARFT regulation restricting advertising time does not apply to you. Please provide a detailed analysis of how this conclusion was reached and provide us with any legal opinion on same.

A significant portion of the mobile digital television networks of our…, page 11

9. We note your response to comment 13 in our letter dated February 8, 2011 including your revised disclosure that states you are responsible for a portion of the cost associated with converting the operating systems in six cities that have not yet converted to the new standard. Please revise your disclosure to discuss if you have begun this process and how long it will take to complete, or how long you anticipate the conversion process to take once it is underway. We note your statement that you are still in the process of allocating expenses for this project with your operating partners. Lastly, please discuss any fees or penalties, monetary or otherwise, you may incur if you do not complete the conversation process in these remaining six cities by June 30, 2010.

In certain cities, we may be required to obtain approval in order to continue…, page 11

10. We note your response to comment 15 in our letter dated February 8, 2011. In your response you state that your PRC legal counsel has advised you that the SARFT regulations capping the percentage broadcast time that can be attributed to advertising does not apply to audio and video transmitted through closed circuit. However, in your risk factor you state that the SARFT regulation is applicable to audio-visual transmitted through closed circuit networks. Please reconcile and clearly explain how the SARFT regulation applies to your business and entities. Provide the analysis of how your PRC reached the relevant conclusion on this point.

F. Tabular Disclosure of Contractual Obligations, page 70

11. We note your response to comment 28 in our letter dated February 8, 2011. We also note that the company confirms that neither the company nor any of its directors or officers is a related party of the selling parties or the six B.V.I. advertising agencies. Please tell us if <u>at the time of the sale</u> any of your officers or directors was a related party of the sellers or the companies including holding seats on the respective boards. If so, please revise your disclosure to discuss these relationships and the names of the selling parties related to the acquisition of the six advertising agency companies. We note your response that the sellers of these companies were PRC individuals.

12. We note your response to comment 30 in our letter dated February 8, 2011. In the beginning of this paragraph you state that your PRC legal counsel advised you that it is "unclear" whether an equity pledge made before the effectiveness of the PRC Property Rights Law must be registered with the SAIC. Disclose a detailed analysis as to how it is "unclear." In the last sentence of this paragraph you state that you are "not required" by any government authorities to register with the SAIC. Please reconcile with your prior statement that it is unclear.

13. Provide us, on a supplemental basis, with a copy of your PRC legal counsel opinion, if any, advising you of the above in comment 12.

14. Detail how you, CDTC and VisionChina Media Group are not required by any government authorities to register with SAIC and for what reasons this serves as the basis of your belief that you are not required by the PRC Property Rights Law to register the equity pledge with SAIC.

15. Further, recent public filings, where the failure of companies to submit equity pledge agreements to SAIC for review and registration for equity pledge agreements, disclosed the resulting inability of these companies to enforce these pledges in the PRC courts. Please explain how your current pledges, absent review and registration by SAIC, would be enforced. Tell us whether without registration such agreements are enforced by PRC courts of law. On a supplemental basis, please provide your legal analysis as to why the 2007 PRC Property Rights Law did not amend the preexisting system involving the PRC Property Rights Law and PRC Guarantee Law. For example, accounting for, as disclosed in your letter dated January 21, 2011, a share pledge of a limited liability company does not require any registration with SAIC or a local counterparty, but was effective soon after the share pledge was recorded or filed with the company's Register of Shareholders.

3. Acquisitions, page F-19

16. We note your response to comment 31 from our letter dated February 8, 2011 and your proposed disclosure.

    a. As we previously requested, please tell us and expand in future filings, including any amendments, to include a detailed discussion of all contingent consideration arrangements currently in effect, including the methodologies and actual multiples for each acquisition to be used to determine the amounts and timing of future payments, and any limitations on the amounts of contingent payments under each agreement.

    b. Tell us how you determined the value of and amortization periods for the customer bases and non-compete agreements. We note on page F-9 that your 2008 acquisitions were in existence for periods of less than two months up to a maximum of six months. Tell us how you were able to determine the value of the customer bases when there was so little history. If you are relying on contracts, please provide us with a schedule of those contracts, indicating value, length and party with whom you are contracting and nature of services. Tell us about the cancellation provisions for each contract.

    c. Since you believe that the customer bases only have value for the next five years, tell us if the customer bases are expected to diminish at the same time that the contingent consideration will have been paid out. Tell us and disclose why you are paying the prices that you are paying for these companies that had negligible revenue in 2007.

    d. Please provide all the disclosures required by paragraphs 51f. and 53c. of SFAS 141.

8. Fixed Assets, Net, page F-23

17. We note that your business is heavily dependent upon media display equipment, yet the value of such equipment has increase by about 5% from 2008 to 2009. Tell us how you have sustained the growth in revenue of almost 20% with such a disproportionate increase in fixed assets.

15. Income Taxes, page F-29

18. We note your response to comment 32 from our letter dated February 8, 2011 and your proposed disclosure. Please expand your disclosure in your next filing or amendment to include your entire response and not just your proposed disclosure. As we previously requested, tell us what you meant when you stated in your previous response to comment 57 in your letter dated January 21, 2011 that the undistributed earnings of the VIE entities and domestic subsidiaries will be considered to be retained in the VIE affiliates and domestic subsidiaries as operating funds. Tell us in detail how you will be able to run your operations without distributions from the entities that make money.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Limin Li
VisionChina Media Inc.
April 11, 2011
Page 6

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact or Sharon Virga, Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste Murphy for

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (212) 455-2502</u>
    Mr. Chris Lin, Esq.
    Simpson Thacher & Bartlett LLP